PROLINK
SOLUTIONS

August 13, 2008

Marc D. Thomas
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

With respect to the Securities and Exchange Commission ("SEC") correspondence from Mark Kronforst to Lawrence D. Bain at ProLink Holdings Corp. dated July 8, 2008, and as a follow-up to your conversation with Ken Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. on the morning of July 15, 2008 and Mr. Bain's letter of July 17, 2008, please allow this correspondence to act as our request that due to vacation schedules and the unavailability of third parties required to properly respond to the SEC's comment letter, we be granted an extension to respond to August 19, 2008. Please let me know if you require further information and we appreciate your assistance with this matter.

Kind regards.

Sincerely,

Anthony S. Vitagliano
Senior Vice President and General Counsel

Cc: Lawrence Bain, ProLink Solutions
Kenneth Koch, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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